Exhibit 99.1

FARMMI, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

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FARMMI, INC.

TABLE OF CONTENTS

Page
Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2020 and September 30, 2019	3

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income for the six months ended March 31, 2020 and 2019	4

Unaudited Condensed Consolidated Statements of Changes in Equity for the six months ended March 31, 2020 and 2019	5

Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended March 31, 2020 and 2019	6

Notes to Unaudited Condensed Consolidated Financial Statements	7-30

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Farmmi, Inc.

Condensed Consolidated Balance Sheets

	March 31,	September 30,
	2020	2019
Assets	(Unaudited)
Current Assets
Cash	$5,100,133	$135,125
Restricted cash	600,000	18,690
Accounts receivable	9,026,526	13,824,937
Accounts receivable - related party	8,582	2,654
Due from related parties	3,636,377	-
Inventory, net	710,160	1,459,247
Advances to suppliers	11,732,283	14,034,379
Other current assets	191,379	229,996
Total current assets	31,005,440	29,705,028
Property, plant and equipment, net	289,799	139,468
Intangible assets, net	117,591	38,135
Operating lease right-of-use assets, net	300,095	-
Restricted cash – non-current	-	600,000
Total Assets	$31,712,925	$30,482,631

Liabilities and Equity
Current Liabilities
Short-term bank loans	$1,834,300	$1,400,894
Accounts payable	444,410	293,264
Due to related parties	1,770,898	2,652,882
Advances from customers	51,264	5,926
Convertible notes payable	1,879,688	2,926,361
Operating lease liabilities - current	55,491	-
Other current liabilities	666,851	865,753
Total current liabilities	6,702,902	8,145,080

Operating lease liabilities – non-current	258,864	-
Total Liabilities	6,961,766	8,145,080

Commitments and contingencies

Equity

Common stock, $0.001 par value, 20,000,000 shares authorized, 15,896,285 and 12,589,857 shares issued and outstanding at March 31, 2020 and September 30, 2019, respectively	15,896	12,590
Additional paid-in capital	18,032,186	15,762,867
Statutory reserve	597,528	597,528
Retained earnings	6,264,332	6,321,384
Accumulated other comprehensive loss	(997,200)	(1,195,866)
Total Farmmi, Inc.’s Stockholders' Equity	23,912,742	21,498,503

Non-controlling Interest	838,417	839,048
Total Equity	24,751,159	22,337,551

Total Liabilities and Equity	$31,712,925	$30,482,631

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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Farmmi, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For the Six Months Ended
	March 31,
	2020	2019
Revenues
Sales to third parties	$13,574,767	$14,386,404
Sales to related party	6,015	1,783
Total revenues	13,580,782	14,388,187

Cost of revenues	(11,470,717)	(11,845,025)

Gross Profit	2,110,065	2,543,162

Operating expenses
Selling and distribution expenses	(142,382)	(281,213)
General and administrative expenses	(828,414)	(876,746)
Total operating expenses	(970,796)	(1,157,959)

Income from operations	1,139,269	1,386,203

Other income (expenses)
Interest income	141	451
Interest expense	(1,290,039)	(1,527,302)
Other income (expenses), net	110,966	(1,583)
Total other expenses, net	(1,178,932)	(1,528,434)

Loss before income taxes	(39,663)	(143,231)

Provision for income taxes	(24,144)	(27,860)

Net loss	(63,807)	(171,091)

Less: Net loss attributable to non-controlling interest	6,755	1,015

Net loss attributable to Farmmi, Inc.	$(57,052)	$(170,076)

Comprehensive income
Net loss	(63,807)	(171,091)
Other comprehensive income: foreign currency translation gain	204,790	683,614
Total comprehensive income	140,983	512,523
Comprehensive loss (income) attributable to non-controlling interest	631	(19,708)

Comprehensive income attributable to Farmmi, Inc.	$141,614	$492,815

Weighted average number of shares, basic	13,783,362	11,427,753
Weighted average number of shares, diluted	18,404,780	19,882,233

Basic loss per common share	$(0.00)	$(0.01)
Diluted loss per common share	$(0.00)	$(0.01)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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Farmmi, Inc.

Condensed Consolidated Statements of Changes in Equity

For the Six Months Ended March 31, 2020 and 2019

(Unaudited)

						Accumulated
			Additional			Other	Total
	Common Stock		Paid-in	Statutory	Retained	Comprehensive	Stockholders'	Non-Controlling	Total
	Shares	Amount	Capital	Reserve	Earnings	Income (loss)	Equity	Interest	Equity
Balance at September 30, 2018	11,932,000	$11,932	$11,322,819	$229,512	$6,996,837	$(222,830)	$18,338,270	$875,372	$19,213,642

Issuance of common shares for convertible notes redemption	131,223	131	485,077	-	-	-	485,208	-	485,208
Beneficial conversion feature associated with convertible notes	-	-	670,618	-	-	-	670,618	-	670,618
Issuance of warrants associated with convertible notes	-	-	1,819,997	-	-	-	1,819,997	-	1,819,997
Foreign currency translation gain	-	-	-	-	-	662,891	662,891	20,723	683,614
Net loss	-	-	-	-	(170,076)	-	(170,076)	(1,015)	(171,091)

Balance at March 31, 2019	12,063,223	$12,063	$14,298,511	$229,512	$6,826,761	$440,061	$21,806,908	$895,080	$22,701,988

Balance at September 30, 2019	12,589,857	$12,590	$15,762,867	$597,528	$6,321,384	$(1,195,866)	$21,498,503	$839,048	$22,337,551

Issuance of common shares for convertible notes redemption	3,306,428	3,306	2,269,319	-	-	-	2,272,625	-	2,272,625
Foreign currency translation gain	-	-	-	-	-	198,666	198,666	6,124	204,790
Net loss	-	-	-	-	(57,052)	-	(57,052)	(6,755)	(63,807)

Balance at March 31, 2020	15,896,285	$15,896	$18,032,186	$597,528	$6,264,332	$(997,200)	$23,912,742	$838,417	$24,751,159

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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Farmmi, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended March 31,
	2020	2019
Cash flows from operating activities
Net loss	$(63,807)	$(171,091)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Changes in allowances - inventories	225,408	-
Depreciation and amortization	15,790	22,976
Non-cash lease expenses	14,255	-
Accrued interest expense for convertible notes	132,511	500,000
Amortization of deferred financing costs	1,093,440	943,215
Changes in operating assets and liabilities:
Accounts receivable	4,944,245	(5,096,374)
Inventory, net	542,280	(9,412)
Advances to suppliers	2,428,891	(2,437,474)
Due from related parties	(3,675,034)	-
Other current assets	40,705	(87,404)
Accounts payable	150,615	70,694
Advances from customers	45,777	53,993
Operating lease liabilities	157	-
Other current liabilities	(208,766)	294,839
Net cash provided by (used in) operating activities	5,686,467	(5,916,038)

Cash flows from investing activities
Purchase of property, plant and equipment	(164,588)	(6,346)
Purchase of intangible assets	(82,138)	(97,764)
Net cash used in investing activities	(246,726)	(104,110)

Cash flows from financing activities
Payments of deferred financing costs	-	(716,318)
Gross proceeds from issuance of convertible notes	-	7,500,000
Borrowings from bank loans	1,853,800	1,463,870
Repayments of bank loans	(1,426,000)	(1,463,870)
Repayments of loans from related parties	(881,557)	(76,253)
Net cash provided by (used in) financing activities	(453,757)	6,707,429

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(39,666)	225,773

Net increase in cash, cash equivalents and restricted cash	4,946,318	913,054

Cash and restricted cash, beginning of period	753,815	5,525,165

Cash and restricted cash, end of period	$5,700,133	$6,438,219

Supplemental disclosure information:
Income taxes paid	$22,998	$11,254
Interest paid	$42,596	$71,670

Non-cash financing activities
Right of use assets obtained in exchange for operating lease obligations	$317,540	-
Conversion of notes to 3,306,428 and 131,223 shares of common stock	$2,272,625	$485,208
Accrued interest for convertible notes	$132,511	$500,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business

Farmmi, Inc. (“FMI”) is a holding company incorporated under the laws of the Cayman Islands on July 28, 2015. FMI’s Chief Executive Officer (“CEO”) Ms. Yefang Zhang, as the sole shareholder of FarmNet Limited which is the sole shareholder of FMI, and her husband Mr. Zhengyu Wang, a director of FMI, are the ultimate shareholders of the Company (“Controlling Shareholders”). FMI owns 100% equity interest of Farmmi International Limited (“Farmmi International”), a Hong Kong company, who in turn owns 100% equity interest of Hangzhou Suyuan Agriculture Technology Co., Ltd. (“Suyuan Agriculture”), a company incorporated in the People’s Republic of China (“PRC” or “China”), through Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”) and Lishui Farmmi Technology Co., Ltd. (“Farmmi Technology”), two wholly foreign-owned entities (“WFOE”) formed by Farmmi International under the laws of China. Farmmi Enterprise and Farmmi Technology each owns 50% of Suyuan Agriculture. Suyuan Agriculture owns 96.15% equity interest of Zhejiang Forest Food Co., Ltd. (“Forest Food”) and 100% equity interest of Zhejiang FLS Mushroom Co., Ltd. (“FLS Mushroom”). Except for Forest Food and FLS Mushroom who are the main operating entities located in China, all other entities are holding companies without any material activities.

On September 18, 2016, Suyuan Agriculture entered into a series of contractual agreements with Zhengyu Wang, the owner of Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”) and Nongyuan Network. Nongyuan Network is a company incorporated on December 8, 2015 that focuses on the development of network marketing and provides a network platform for sales of agriculture products. These agreements include an Exclusive Management Consulting and Technology Agreement, an Equity Pledge Agreement, an Exclusive Call Option Agreement, a Proxy Agreement and a Power of Attorney (collectively, the “Original VIE Agreements”). The Original VIE Agreements obligated Suyuan Agriculture to absorb a majority of the risk of loss from Nongyuan Network’s activities and entitled Suyuan Agriculture to receive a majority of their residual returns. In essence, Suyuan Agriculture and the Company had gained effective control over Nongyuan Network.

On December 4, 2019, Zhengyu Wang transferred his 100% shares of Nongyuan Network to his daughter Xinyang Wang. As a result, Xinyang Wang holds 100% shares of Nongyuan Network. On December 10, 2019, Xinyang Wang, as the new shareholder of Nongyuan Network, signed a series of VIE agreements (the “Xinyang Wang VIE Agreements”) with Nongyuan Network and Suyuan Agriculture. On May 15, 2020, the following agreements were signed with the effective date of December 10, 2019:

(1) Zhengyu Wang, Nongyuan Network and Suyuan Agriculture signed a termination agreement to confirm that the Original VIE Agreements have been terminated because Zhengyu Wang is no longer the shareholder of Nongyuan Network;

(2) Zhengyu Wang, Dehong Zhang (the legal representative of Nongyuan Network), Xinyang Wang, Nongyuan Network and Suyuan Agriculture signed a joint statement to confirm that the board of directors of the Company has the ultimate authority over the matters of the VIE entity Nongyuan Network.

FMI believes that Xinyang Wang VIE Agreements enable Suyuan Agriculture and FMI to keep the effective control over Nongyuan Network. Therefore, FMI believes that Nongyuan Network should be considered as Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. Accordingly, the accounts of this entity are consolidated with those of Suyuan Agriculture.

Since FMI and its subsidiaries are effectively controlled by the same Controlling Shareholders, they are considered under common control. The consolidation of FMI and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

On December 26, 2017, Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”) was established under the laws of the PRC. Initially Farmmi Food was wholly owned by Farmmi Technology. In January 2018, the share ownership was transferred to Suyuan Agriculture. In May 2018, Farmmi Food received its food production permit and began operation.

On March 22, 2019, Lishui Farmmi E-Commerce Co., Ltd. (“Farmmi E-Commerce”) was established under the laws of the PRC. Nongyuan Network and Suyuan Agriculture owns 98% and 2% of interests in Farmmi E-Commerce, respectively.

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FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business (Continued)

Details of the subsidiaries of FMI are set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
FMI	July 28, 2015	Cayman	Parent	Holding Company
Farmmi International	August 20, 2015	Hong Kong	100	Holding Company
Farmmi Enterprise	May 23, 2016	Zhejiang, China	100	Holding Company
Farmmi Technology	June 6, 2016	Zhejiang, China	100	Holding Company
Suyuan Agriculture	December 8, 2015	Zhejiang, China	100	Holding Company
				Drying, further processing and
Forest Food	May 8, 2003	Zhejiang, China	96.15	distribution of edible fungus
				Light processing and distribution of
FLS Mushroom	March 25, 2011	Zhejiang, China	100	dried mushrooms
				Drying, further processing and
Farmmi Food	December 26, 2017	Zhejiang, China	100	distribution of edible fungus
Nongyuan Network	July 7, 2016	Zhejiang, China	0 (VIE)	Trading
				Technology development, technical
				services and technical consultation
Farmmi E-Commerce	March 22, 2019	Zhejiang, China	Subsidiary of the VIE	related to agricultural products

FMI, Farmmi International, Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, Forest Food, FLS Mushroom, Farmmi Food, Nongyuan Network and Farmmi E-Commerce (herein collectively referred to as the “Company”) are engaged in processing and distributing dried Shiitake mushrooms and Mu Er mushrooms. Approximately 93% of the Company’s products are sold in China and the remaining 7% internationally, including USA, Japan, Canada, Europe and the Middle East.

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FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended March 31, 2020 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2020. The information included in this Form 6-K should be read in conjunction with Management’s Discussion and Analysis, and the financial statements and notes thereto included in the Company’s Form 20-F for the fiscal year ended September 30, 2019, filed with the SEC on December 31, 2019.

The unaudited condensed consolidated financial statements of the Company reflect the principal activities of FMI, Farmmi international, Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, and Suyuan Agriculture’s main operation subsidiaries, Forest Food, Farmmi Food and FLS Mushroom, and the VIE Nongyuan Network and its subsidiary Farmmi E-Commerce. All intercompany transactions and balances have been eliminated upon consolidation.

Consolidation of Variable Interest Entities

In accordance with accounting standards regarding consolidation of variable interest entities (“VIEs”), VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

The Company determined that Nongyuan Network is a VIE because the Company is the primary beneficiary of risks and rewards of this VIE. The carrying amount of this VIE’s assets and liabilities are as follows:

	March 31,	September 30,
	2020	2019
	(Unaudited)
Current assets	$556,348	$1,003,603
Non-current assets	163,169	89,182
Total assets	719,517	1,092,785
Total liabilities	(454,951)	(837,640)
Net assets	$264,566	$255,145

The financial performance of the VIE reported in the unaudited condensed consolidated statements of operations and comprehensive income for the six months ended March 31, 2020 and 2019 includes sales of $2,004,174 and $3,097,876, operating expenses of $1,996,513 and $3,176,450, and net income of $7,661 and net loss of $78,962, respectively.

9

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Use of Estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include allowance for doubtful accounts and advances to suppliers, the valuation of inventories, the useful lives of property, plant and equipment, the valuation of beneficial conversion feature of the convertible notes, and the valuation of deferred tax assets.

Cash

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. All cash balances are in bank accounts in PRC and are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted Cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, “Statement of Cash Flows: Restricted Cash” on October 1, 2018. This ASU applies to all entities that have restricted cash or restricted cash equivalents to be presented in the statement of cash flows under Topic 230. As of March 31, 2020 and September 30, 2019, the Company had restricted cash of $600,000 and $618,690, respectively. $600,000 of the restricted cash is the proceeds from the Initial Public Offering and will be released in February 2021, and $18,690 were the proceeds from the private placement (Note 8) and was designated to pay for professional service fees at any time. As of March 31, 2020 and September 30, 2019, the restricted cash was on deposit in the United States and was insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000.

Accounts Receivable

Accounts receivable are presented net of allowance for doubtful accounts. The Company maintains allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers various factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

As of March 31, 2020 and September 30, 2019, no allowance for doubtful accounts was recorded because all accounts receivable are fully collectible.

Inventory, net

The Company values its inventory at the lower of cost, determined on a weighted average basis, or net realizable value. The Company reviews its inventory periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. The Company recorded inventory reserve of $223,037 and nil as of March 31, 2020 and September 30, 2019, respectively.

Advances to Suppliers

Advances to suppliers represent prepayments made to ensure continuous high-quality supplies and favorable purchase prices for premium quality. These advances are directly related to the purchases of raw materials used to fulfill sales orders. The Company is required from time to time to make cash advances when placing its purchase orders. These advances are settled upon suppliers delivering raw materials to the Company when the transfer of ownership occurs. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance. As of March 31, 2020 and September 30, 2019, no allowance for doubtful accounts was recorded because all advances to suppliers are fully realizable.

10

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property, plant and equipment are as follows:

Plant, machinery and equipment	5 – 10 years
Transportation equipment	4 years
Office equipment	3 – 5 years
Leasehold improvement	Shorter of lease term or useful life

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

Intangible Assets, net

Intangible assets consist primarily of purchased software. Intangible assets are stated at cost less accumulated amortization, and are amortized using the straight-line method with the estimated useful lives of three years.

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the six months ended March 31, 2020 and 2019.

Revenue Recognition

The Company follows Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (“ASC Topic 606”). In accordance with ASC 606, to determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. All of the Company’s contracts have a single performance obligation satisfied at a point in time and the transaction price is stated in the contract, usually as a price per ton.

The contract liabilities are recorded on the unaudited condensed consolidated balance sheets as advances from customers as of March 31, 2020 and September 30, 2019. For the six months ended March 31, 2020 and 2019, there was no revenue recognized from performance obligations related to prior periods.

Refer to Note 15 — Segment reporting for details of revenue segregation.

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FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Cost of Revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead. Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenues.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the six months ended March 31, 2020 and 2019.

Fair Value of Financial Instruments

The FASB Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements”, defines fair value, establishes a three-level valuation hierarchy for fair value measurements and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

Level 3 — Inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, due from related parties, advances to suppliers, other current assets, accounts payable, due to related parties, advances from customers, convertible notes payable, operating lease liabilities – current, other current liabilities and short-term bank loans approximate their recorded values due to their short-term maturities.

12

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Beneficial Conversion Feature

The Company evaluates the conversion feature to determine whether it was beneficial as described in ASC 470-20. The intrinsic value of a beneficial conversion feature inherent to a convertible note payable, which is not bifurcated and accounted for separately from the convertible notes payable and may not be settled in cash upon conversion, is treated as a discount to the convertible notes payable. This discount is amortized over the period from the date of issuance to the date the notes is due using the effective interest method. If the notes payable are retired prior to the end of their contractual term, the unamortized discount is expensed in the period of retirement to interest expense. In general, the beneficial conversion feature is measured by comparing the effective conversion price, after considering the relative fair value of detachable instruments included in the financing transaction, if any, to the fair value of the shares of common stock at the commitment date to be received upon conversion.

Debt Issuance Costs and Debt Discounts

The Company records debt issuance costs and/or debt discounts in connection with raising funds through the issuance of debt. These costs may be paid in the form of cash, or equity (such as warrants). These costs are amortized to interest expense through the maturity of the debt. If a conversion of the underlying debt occurs prior to maturity a proportionate share of the unamortized amounts is immediately expensed.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable and advances to suppliers. As of March 31, 2020 and September 30 2019, $5,021,605 and $114,036 of the Company’s cash is maintained in banks within the People’s Republic of China of which deposits of RMB0.5 million (equivalent to $70,550) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of stockholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustment from the Company not using the U.S. dollar as its functional currency.

13

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Lease

The Company adopted ASU 2016-02, “Leases” on October 1, 2019 and used the alternative transition approach which permits the effects of adoption to be applied at the effective date. The new standard provides a number of optional practical expedients in transition. The Company elected the “package of practical expedients”, which permits the Company not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company also elected the short-term lease exemption and combining the lease and non-lease components practical expedients. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office space operating leases. Upon adoption, the Company recognized additional operating liabilities of approximately $0.3 million, with corresponding ROU assets of the same amount based on the present value of the remaining rental payments under current leasing standards for existing operating leases. There was no cumulative effect of adopting the standard.

Foreign Currency Translation

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan Renminbi (“RMB”), the currency of PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the unaudited condensed consolidated statements of operations as foreign currency transaction gain or loss. The unaudited condensed consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets.

The exchange rates in effect as of March 31, 2020 and September 30, 2019 were RMB1 for $0.1411 and $0.1401, respectively. The average exchange rates for the six months ended March 31, 2020 and 2019 were RMB1 for $0.1426 and $0.1464, respectively.

Shipping and Handling Expenses

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $79,302 and $114,669 for the six months ended March 31, 2020 and 2019, respectively.

Value Added Tax

The Company is generally subject to the value added tax (“VAT”) for selling merchandise, except for FLS Mushroom. Before May 1, 2018, the applicable VAT rate was 13% or 17% (depending on the type of goods involved) for products sold in PRC. After May 1, 2018, the Company is subject to a tax rate of 12% or 16%, and after April 1, 2019, the tax rate was further reduced to 9% or 13% based on the new Chinese tax law. Pursuant to approval issued by the State Administration of Taxation, FLS Mushroom’s major operation can be classified as agriculture products and its revenue is exempt from VAT. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax authorities has the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

14

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Income Taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the six months ended March 31, 2020 and 2019. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or not be deductible in the future.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of March 31, 2020 and September 30, 2019. As of March 31, 2020, the tax years ended December 31, 2015 through December 31, 2019 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and Uncertainties

The operations of the Company are located in PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases and expense transactions are denominated in RMB, and a substantial part of the Company’s assets and liabilities are also denominated in RMB. RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company’s operating entities in PRC do not carry any business interruption insurance, product liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations (see Note 16 - Subsequent Events).

15

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (Continued)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company plans to adopt this guidance effective October 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years and interim periods within those fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company will adopt this guidance effective October 1, 2020. The Company is currently evaluating the impact of its pending adoption of this guidance on its consolidated financial statements but does not expect this guidance will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company will adopt this guidance effective October 1, 2021. The Company is currently evaluating the impact of its pending adoption of this guidance on its consolidated financial statements but does not expect this guidance will have a material impact on its consolidated financial statements.

In February 2020, the FASB issued ASU 2020-02, “Financial Instruments – Credit Losses (Topic 326) and Leases (topic 842) Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (topic 842)”. This ASU provides guidance regarding methodologies, documentation, and internal controls related to expected credit losses. This ASU is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. The Company will adopt this guidance effective October 1, 2020. The Company is currently evaluating the impact of its pending adoption of this guidance on its consolidated financial statements but does not expect this guidance will have a material impact on its consolidated financial statements.

16

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable

Accounts receivable consisted of the following:

	March 31,	September 30,
	2020	2019
	(Unaudited)
Accounts receivable - third parties	$9,026,526	$13,824,937
Accounts receivable - related party	8,582	2,654
Accounts receivable	$9,035,108	$13,827,591

No allowance for doubtful accounts was deemed necessary for the six months ended March 31, 2020 and 2019. The Company’s accounts receivable primarily includes balance due from customers when the Company’s products are sold and delivered to customers. For the Company’s net account receivable balance as of March 31, 2020, approximately 98.73% or $8.92 million has been subsequently collected and the Company expects to collect the remaining balance by December 31, 2020.

Note 4 – Inventory, net

Inventory consisted of the following:

	March 31, 2020	September 30, 2019
	(Unaudited)
Raw materials	$861,216	$1,415,226
Packaging materials	34,350	31,829
Finished goods	37,631	12,192
Less: allowance for inventory reserve	(223,037)	-
Inventory, net	$710,160	$1,459,247

17

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Advances to suppliers

Movement of advances to suppliers is as follows:

	March 31, 2020	September 30, 2019
	(Unaudited)
Beginning balance	$14,034,379	$5,868,486
Increased during the year	7,647,709	30,753,022
Less: utilized during the year	(10,076,600)	(22,366,650)
Exchange rate difference	126,795	(220,479)
Ending balance	$11,732,283	$14,034,379

On April 1, 2016, the Company entered into two separate framework supply agreements (“Framework Agreements”) with two co-operatives, Jingning Liannong Trading Co., Ltd (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd (“QNMI”). These two Framework Agreements were renewed for another three years in April 2019 upon expiration. Jingning County and Qingyuan County where JLT and QNMI are located produce premium Shiitake and Mu Er. Many competitors of the Company and other large buyers go there to source their supplies. Family farms and co-operatives traditionally request advance payments to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a more favorable price for premium quality than would be available in the open market.

The Framework Agreements only provide general guidelines. Actual prices are negotiated and agreed upon in individual purchase orders, and are typically set at market prices based on the quality grade and quantities determined and agreed with the suppliers. Prices may vary based on market demand and crop condition etc. The Company can generally secure the premium quality raw material supplies at prices slightly higher than the typical market prices for average quality raw materials. The quality of supplies must meet standardized specifications of both the mushroom industry and standards set by the Company.

The Company advances certain initial payments based on its estimated purchase plan from these two suppliers and additional advances based on individual purchase orders placed. The Company pays advances for no other reason than to secure an adequate supply of dried mushrooms to meet its sales demands. The Company’s purchase orders require that the advances shall be refunded by suppliers if they fail to produce any dried mushrooms or fail to deliver supplies to the Company timely.

Advances to suppliers are carried at cost and evaluated for recoverability. The realizability evaluation process is similar to that of the lower of cost or net realizable value evaluation process for inventories. The Company periodically evaluates its advances for recoverability by monitoring suppliers’ ability to deliver a sufficient supply of mushrooms as well as current crop and market condition. This includes analyzing historical quantity and quality of production with monitoring of crop information provided by the Company’s field personnel related to weather or disaster or any other reason. If for any reason the Company believes that it will not receive supplies of the contracted volumes, the Company will assess its advances for any likelihood of recoverability and adjust advances on its financial statements at the lower of cost or estimated recoverable amounts. The advances are made primarily to JLT and QNMI, which are co-operatives formed by many family farms, with which the Company has had long-term relationships over the years. If any of these family farms fail to deliver supplies, the Company would expect to receive a refund of the advances through JLT/QNMI. The Company accrues for any allowance for possible loss on advances when there is doubt as to the collectability of the refund.

18

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Advances to suppliers (Continued)

As of March 31, 2020, total advances made to these two suppliers amounted to $10,991,386, of which 88% has been utilized as of the date of these unaudited condensed consolidated financial statements, and the remaining 12% is expected to be utilized by October 31, 2020. The Company continuously makes advances to its suppliers on a rolling basis, which typically represent 30% of the total amount of each purchase order. The Company may maintain its outstanding advance payments at a relatively high level going forward because the Company anticipates continuous large orders from its largest customer, China Forestry Group Corporation.

Note 6 — Property, plant and equipment, net

Property, plant and equipment, net, stated at cost less accumulated depreciation, consisted of the following:

	March 31,	September 30,
	2020	2019
	(Unaudited)
Office equipment	$43,196	$42,887
Transportation equipment	66,215	65,741
Plant, machinery and equipment	141,743	97,454
Leasehold improvements	276,141	155,746
Subtotal	527,295	361,828
Accumulated depreciation	(237,496)	(222,360)
Total	$289,799	$139,468

Depreciation expense was $13,676 and $22,976 for the six months ended March 31, 2020 and 2019, respectively.

Note 7 — Short-term bank loans

Short-term bank loans consist of the following:

	March 31, 2020	September 30, 2019
	(Unaudited)
Bank of China (Lishui Branch) (1)	$1,269,900	$1,400,894
Hangzhou United Rural Commercial Bank Co., Ltd. (2)	564,400	-
Total	$1,834,300	$1,400,894

(1)	The loan in the amount of RMB9 million (equivalent of approximately $1.27 million) from Bank of China (Lishui Branch), was facilitated on January 6, 2020 through Forest Food, a subsidiary of the Company, as working capital for six months, with the original maturity of July 6, 2020 at an annual effective interest rate of 3.98%. The loan was repaid in full upon maturity and re-issued to the Company at RMB10 million (equivalent of approximately $1.41 million) on July 9, 2020 as working capital for a year, with a new maturity date of July 7, 2021 at a lower annual interest rate of 3.95%.

The loan is secured by the real property and land use right owned by Forasen Group Co., Ltd., a related party. The loan is also guaranteed by Zhejiang Tantech Bamboo Technology Co., Ltd., Zhejiang Lishui Xinyite Automation Technology Co., Ltd., Lishui Kaige Bearing Co., Ltd., and Zhejiang MeiFeng Tea Industry co., Ltd, three unrelated parties, as well as two principal officers of the Company.

(2)	The loan in the amount of RMB4 million (equivalent of approximately $0.56 million) from Hangzhou United Rural Commercial Bank Co., Ltd., was facilitated on November 13, 2019 through Suyuan Agriculture, a subsidiary of the Company, as working capital for one year, with the maturity date of November 12, 2020 at an annual effective interest rate of 6.09%.

The loan is secured by an office property and land use right owned by Zhejiang Tantech Bamboo Technology Co., Ltd., a related party of the Company, of which valued at RMB6.85 million (equivalent of approximately $0.97 million).

Interest expenses amounted to $42,596 and $71,670 for the six months ended March 31, 2020 and 2019, respectively.

19

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Convertible notes payable and warrants

On November 1, 2018, the Company completed a $7.5 million private placement with an institutional investor (the “Buyer”). Pursuant to the Securities Purchase Agreement, dated as of November 1, 2018 (the “Securities Purchase Agreement”), the Company issued and sold to the Buyer an aggregate of $7.5 million of senior convertible notes due April 1, 2020 (the “Notes”) and warrants (the “Investor Warrants”) to purchase an aggregate of 800,000 of the Company’s Ordinary Shares. The Notes were initially convertible into 1,198,084 Ordinary Shares at the rate of $6.26 per Ordinary Share, which rate is subject to adjustment as referenced in the form of Notes. The Notes bear interest at 10% per year. The Investor Warrants are exercisable by the holder thereof at any time on or after November 1, 2018 and before November 1, 2022. One year from the date of issuance of the Investor Warrants, the Exercise Price of the Investor Warrants will be lowered to the then-current Market Price (as such term is defined in the Notes) of an Ordinary Share, if such Market Price is less than the initial Exercise Price of $6.53 per Ordinary Share.

On November 1, 2018, the Company issued warrants to purchase 10% of the shares placed under the Notes (initially 119,808) to the placement agent, at an exercise price of $7.183 per share (the “Placement Agent Warrants”). The Placement Agent Warrants have a term of four years and are subject to adjustment under certain events.

On March 10, 2020, the Company adjusted the warrant exercise price of the Investor Warrants and the Placement Agent Warrants to $2 per Ordinary Share according to the terms of these warrants.

At the time of issuance, the Company allocated the proceeds to the Notes and Investor Warrants based on their relative fair values, and evaluated the intrinsic value of the beneficial conversion feature (“BCF”) associated with the conversion feature of the Notes. The Investor Warrants and BCF were recorded into additional paid-in capital.

The Investor Warrants were treated as a discount on the Notes and were valued at $1,496,153. Additionally, the Notes were considered to have an embedded BCF because the effective conversion price was less than the fair value of the Company’s common stock on November 1, 2018. The value of the BCF was $670,618 and was also recorded as a discount on the Notes. Hence, in connection with the issuance of the Notes and the Investor Warrants, together with other issuance costs, the Company recorded a total debt discount of $3,206,932 that will be amortized over the term of the Notes. For the six-months ended March 31, 2020, a total of $1,093,440 in amortization of the debt discounts was recorded and charged to the interest expense and 3,306,428 Ordinary Shares were issued by the Company to the Buyer equaling principal and interests amounted to $2,272,625. As of March 31, 2020, the Notes balance was $1,879,688.

The fair value of the Investor Warrants and Placement Agent Warrants was computed using the Black-Scholes option-pricing model. Variables used in the option-pricing model include (1) risk-free interest rate of 2.94% at the date of grant, (2) expected warrant life of 4 years, (3) expected volatility of 72.57%, and (4) expected dividend yield of 0.

20

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Other current liabilities

Other current liabilities consisted of the following:

	March 31, 2020	September 30, 2019
	(Unaudited)
Payroll payable	$183,846	$58,963
Professional service fees payable	145,023	137,484
Shipping expenses payable	138,148	246,957
Marketing expenses payable	107,744	1,401
Renovation cost payable	59,456	-
IT service fees payable	25,614	377,477
Others	7,020	43,471
Total	$666,851	$865,753

Note 10 — Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Forasen Group Co., Ltd. (“Forasen Group”)	Owned by the Chairman of Board of Directors	Provides guarantee for the Company’s bank loans; purchases from the Company; leases factory building to the Company
Yefang Zhang	Chief Executive Officer (“CEO”)	Provides working capital loan; provides guarantee for the Company’s bank loans
Zhengyu Wang	Chairman of Board of Directors	Provides guarantee for the Company’s bank loans

Due from related parties consisted of the following:

	March 31, 2020	September 30, 2019
	(Unaudited)
Forasen Group Co., Ltd	$3,636,377	$-
Total	$3,636,377	$-

The due from related party is non-interest bearing and due on demand. As of the date of these unaudited condensed consolidated financial statements, the Company has fully collected the outstanding amount.

Due to related parties consisted of the following:

	March 31, 2020	September 30, 2019
	(Unaudited)
Yefang Zhang	$1,730,811	$2,652,882
Zhengyu Wang	39,409	-
Greater Kingan Range Forasen Energy Technology Co., Ltd	678	-
Total	$1,770,898	$2,652,882

As of March 31, 2020 and September 30, 2019, the balance of due to related parties mainly consisted of advances from the Company’s principal shareholder for working capital purposes during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

21

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Related party transactions (Continued)

Sales to a related party

The Company periodically sells merchandise to its affiliates during the ordinary course of business. For the six months ended March 31, 2020 and 2019, the Company recorded sales to Forasen Group of $6,015 and $1,783, respectively.

Operating lease from a related party

In October 2009, the Company entered into a lease agreement with Forasen Group for leasing the factory building located in the suburban area of Lishui City, Zhejiang Province. The lease term was 10 years with monthly rent of RMB 22,400 (equivalent of $3,257). The lease agreement was renewed in October 2019 for another 10 years with the same monthly rent.

Guarantees provided by related parties

The Company’s related parties provide guarantees for the Company’s short-term bank loans (see Note 7).

22

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Equity

Conversion of convertible notes

As disclosed in Note 8, during the six-months ended September 30, 2019, the Company issued total of 3,306,428 Ordinary Shares to the Buyer equaling principal and interests amounted to $2,272,625 of the convertible notes.

Additional paid-in capital

As disclosed in Note 8, on November 1, 2018, the Company issued and sold an aggregate of $7.5 million of senior convertible notes due April 1, 2020 and warrants to purchase an aggregate of 800,000 of its Ordinary Shares. In addition, the Company also issued warrants to purchase 10% of the shares placed under the Notes (initially 119,808) to the placement agent.

The Company evaluated the intrinsic value of the BCF, the relative fair value of the Investor Warrants and Placement Agent Warrants on their date of grant, which was determined to be $670,618, $1,496,153 and $323,843, respectively, and they were recorded as additional paid-in capital.

Statutory Reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).

Appropriations to the statutory surplus reserve are required to be at least 10% of the after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2020 and September 30, 2019, the balance of the required statutory reserves was $597,528.

Non-controlling interest

The Company’s non-controlling interest consists of the following:

	March 31, 2020	September 30, 2019
	(Unaudited)
Paid-in capital	$107,461	$107,461
Additional paid-in capital	807,953	807,953
Foreign currency translation loss attributed to non-controlling interest	(68,873)	(74,997)
Net loss attributed to non-controlling interest	(8,124)	(1,369)
Total non-controlling interest	$838,417	$839,048

23

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Taxes

Corporation Income Tax (“CIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

FMI is incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Farmmi International is incorporated in Hong Kong as a holding company with no activities. Under the Hong Kong tax laws, an entity is not subject to income tax if no revenue is generated in Hong Kong.

In China the Corporate Income Tax Law generally applies an income tax rate of 25% to all enterprises. FLS Mushroom, Nongyuan Network, Farmmi Enterprise and Farmmi Technology are registered in PRC and are all subject to corporate income tax at a statutory rate of 25% on net income reported after certain tax adjustments. Forest Food, Farmmi Food, Nongyuan Network and Farmmi E-Commerce are approved by local government as small-scaled minimal profit enterprises. Once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%. Forest Food, Farmmi Food, FLS Mushroom and Nongyuan Network are entities with primary operating activities. Suyuan Agriculture, Farmmi Enterprise and Farmmi Technology are holding companies with no activities.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and foreign investment enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. In April 2016, and January 2019, FLS Mushroom and Farmmi Food received a temporary income tax break from the local tax authority of Lishui City. Net income of $1.69 million and $1.50 million were exempt from income tax for the six months ended March 31, 2020 and 2019, respectively. The estimated tax savings as the result of the tax break for the six months ended March 31, 2020 and 2019 amounted to $421,450 and $373,043, respectively. Per share effect of the tax exemption were $0.03 and $0.03 for the six months ended March 31, 2020 and 2019, respectively.

24

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Taxes (Continued)

Corporation Income Tax (“CIT”) (Continued)

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the six months ended March 31, 2020 and 2019:

	For the six months ended March 31,
	2020	2019
Statutory PRC income tax rate	25.00%	25.00%
Effect of income tax holiday	(31.11)%	(25.93)%
Favorable tax rate impact (a)	0.10%	1.43%
Permanent difference	0.00%	0.22%
Changes of deferred tax assets valuation allowances	7.70%	1.22%
Non-PRC entities not subject to PRC income tax	(62.57)%	(21.39)%
Total	(60.88)%	(19.45)%

(a)	Forest Food, Farmmi Food, Nongyuan Network and Farmmi E-Commerce are subject to corporate income tax at a reduced rate of 5% as approved by local government as small-scaled minimal profit enterprises.

The provision for income tax consists of the following:

	For the six months ended March 31,
	2020	2019
	(Unaudited)	(Unaudited)
Current	$24,144	$27,860
Deferred	-	-
Total	$24,144	$27,860

25

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Taxes (Continued)

Corporation Income Tax (“CIT”) (Continued)

Components of deferred tax assets are as follows:

	March 31, 2020	September 30, 2019
	(Unaudited)
Net operating loss carryforwards	$181,681	$142,395
Valuation allowance	(181,681)	(142,395)
Total	$-	$-

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax and U.S. GAAP. Forest Food had a cumulative net operating loss of approximately $727,000 and $570,000, respectively, as of March 31, 2020 and September 30, 2019, which may be available to reduce future taxable income. Deferred tax assets were primarily the result of these net operating losses.

26

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Taxes (Continued)

Corporation Income Tax (“CIT”) (Continued)

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, a full valuation allowance of $181,681 was recorded against the gross deferred tax asset balance at March 31, 2020. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that Forest Food will not generate sufficient future taxable income to utilize the net operating loss.

Note 13 — Concentration of major customers and suppliers

For the six months ended March 31, 2020 and 2019, one major customer accounted for approximately 45% and 66% of the Company’s total sales, respectively. Any decrease in sales to this major customer may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of March 31, 2020 and September 30, 2019, one major customer accounted for approximately 93% and 82% of the Company’s accounts receivable balance, respectively.

For the six months ended March 31, 2020, two major suppliers accounted for approximately 56% and 25% of the total purchases, respectively. For the six months ended March 31, 2019, three major suppliers accounted for approximately 41%, 28% and 17% of the total purchases, respectively. A loss of either of these suppliers could have a negative effect on the operations of the Company.

As of March 31, 2020, two major suppliers accounted for approximately 56% and 38% of the Company’s advances to supplier balances, respectively. As of September 30, 2019, two major suppliers accounted for approximately 53% and 46% of the Company’s advances to supplier balances, respectively.

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FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Lease

Effective October 1, 2019, the Company adopted the new lease accounting standard Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842) using the alternative transition approach which allowed the Company to continue to apply the guidance under the lease standard in effect at the time in the comparative periods presented. Adoption of this standard resulted in the recording of operating lease right-of-use assets and corresponding operating lease liabilities of $300,095 and $314,355, respectively, as of March 31, 2020 with no impact on retained earnings. Financial position for reporting periods beginning on or after October 1, 2019, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance.

As of March 31, 2020, the remaining lease term was nine-and-a-half years. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on the benchmark lending rate for one-year loan as published by China’s central bank in order to discount lease payments to present value. The discount rate of the Company’s operating leases was 4.0%, as of March 31, 2020.

Supplemental balance sheet information related to operating leases was as follows:

As of March 31, 2020
(Unaudited)
Operating lease right-of-use assets	$314,200
Operating lease right-of-use assets – accumulated amortization	(14,105)
Operating lease right-of-use assets – net	$300,095

Operating lease liabilities, current	$55,491
Operating lease liabilities, non-current	258,864
Total operating lease liabilities	$314,355

As of March 31, 2020, maturities of operating lease liabilities were as follows:

Twelve months ending March 31,	As of March 31, 2020
2021	$56,892
2022	37,928
2023	37,928
2024	37,928
2025	37,928
2026	37,928
2027	37,928
2028	37,928
2029	37,928
2030	18,961
Total future minimum lease payments	379,277
Less: Imputed interest	(64,922)
Total	$314,355

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FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company currently has three main products from which revenue is earned and expenses are incurred: Shiitake Mushroom, Mu Er Mushroom and other edible fungi and other agricultural products. The operations of these product categories have similar economic characteristics. In particular, the Company uses the same or similar production processes; sells to the same or similar type of customers and uses the same or similar methods to distribute these products. The resources required by these products share high similarity. Switching cost between different products is minimal. Production is primarily determined by sales orders received and market trend. Therefore, management, including the chief operating decision maker, primarily relies on the revenue data of different products in allocating resources and assessing performance. Based on management’s assessment, the Company has determined that it has only one operating segment and therefore one reportable segment as defined by ASC.

The following table presents revenue by major product categories (from third parties and related party) for the six months ended March 31, 2020 and 2019, respectively:

	For the six months ended March 31,
	2020	2019
Shiitake Mushrooms	$7,346,174	$8,346,344
Mu Er	5,762,752	5,167,414
Other edible fungi and other agricultural products	471,857	874,429
Total	$13,580,782	$14,388,187

All of the Company’s long-lived assets are located in PRC. Majority of the Company’s products are sold in China. Geographic information about the revenues, which are classified based on customers, is set out as follows:

	For the six months ended March 31,
	2020	2019
Revenue from China	$13,086,183	$12,887,262
Revenue from other countries	494,599	1,500,925
Total	$13,580,782	$14,388,187

29

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Subsequent event

In December 2019, a novel strain of coronavirus (“COVID-19”) was identified in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic—the first pandemic caused by a coronavirus. The outbreak has reached more than 160 countries, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

Because of the shelter-in-place orders and travel restrictions mandated by the Chinese government, the production and sales activities of the Company stopped during the end of January and February 2020, which adversely impacted the Company’s production and sales during that period. Although the production and sales have resumed at the end of March 2020, if COVID-19 further impacts its production and sales, the Company’s financial condition, results of operations, and cash flows could continue to be adversely affected.

Consequently, the COVID-19 outbreak may materially adversely affect the Company’s business operations and condition and operating results for 2020, including but not limited to material negative impact on its total revenue, slower collection of accounts receivables, and additional allowance for doubtful accounts, and inventory allowance. The Company will continue to monitor and modify the operating strategies. Management does not expect a continued decline in sales in long term based on the existing sale orders.

On July 9, 2020, the short-term loan borrowed from Bank of China (Lishui Branch) was repaid in full upon maturity and re-issued to the Company at RMB10 million (equivalent of approximately $1.41 million) as working capital for a year, with a new maturity date of July 7, 2021 at an annual interest rate of 3.95%.

On September 12, 2020, the authorized share capital of the Company was increased from US$20,000 divided into 20,000,000 ordinary shares of US$0.001 par value each to US$200,000 divided into 200,000,000 ordinary shares of US$0.001 par value each.

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